KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 THIRD AVENUE
NEW YORK, N.Y. 10022 – 3852

STEPHANIE G. DINKES ASSOCIATE tel (212) 715-7803 fax (212) 715-8000 sdinkes@kramerlevin.com	Paris 47, Avenue Hoche 75008 tel (33-1) 44 09 46 00 fax (33-1) 44 09 46 01

February 9, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel Assistant Director

Re:	Globecomm Systems Inc. Form 10-K for the fiscal year ended June 30, 2004 Filed September 28, 2004 File No. 0-22839

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Staff") with respect to the Company's Form 10-K for its fiscal year ended June 30, 2004 (the "Form 10-K") of Globecomm Systems Inc. (the "Company") in the letter dated January 27, 2005 (the "Comment Letter") addressed to Mr. Andrew C. Melfi.

On behalf of the Company, we are writing to respond to your comments on the Form 10-K. As indicated by the Staff in its Comment Letter, the Company will reflect the responses to the comments in its future filings. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Item 6. Selected Financial Data, page 13

1.	Revise your disclosure to include income (loss) from continuing operations per common share in your tabular format. Refer to Item 301 of Regulation S-K.

The Company will revise in future filings its disclosure of selected financial data to include income (loss) from continuing operations per common share within the Selected Financial Data in tabular format as follows (for your convenience, we have underlined the additional language):

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 9, 2005

Selected Financial Data
(In thousands, except per share data)

	Years Ended June 30,
	2004	2003	2002	2001	2000
Statements of Operations Data:
Revenues from ground segment systems, networks and enterprise solutions	$73,305	$40,125	$64,101	$78,744	$69,584
Revenues from data communications services	13,931	13,903	22,478	24,170	8,987
Total revenues	87,236	54,028	86,579	102,914	78,571
Costs and operating expenses:
Costs from ground segment systems, networks and enterprise solutions	63,282	39,447	57,083	70,907	60,634
Costs from data communications services	12,992	17,796	26,705	22,661	10,101
Selling and marketing	4,808	6,042	6,735	7,235	6,139
Research and development	1,328	800	1,185	850	784
General and administrative	6,529	9,423	11,970	9,822	8,797
Asset impairment charge	—	—	237	2,857	—
Restructuring charge	—	—	—	1,950	—
Total costs and operating expenses	88,939	73,508	103,915	116,282	86,455
Loss from operations	(1,703)	(19,480)	(17,336)	(13,368)	(7,884)
Other income (expense):
Interest income	271	422	1,030	3,194	1,727
Interest expense	—	(539)	(957)	(6,579)	(2,522)
Gain on sale of consolidated
subsidiary's common stock	—	—	—	—	2,353
Gain on sale of available-for-sale securities	91	—	—	—	—
Gain on sale of investment	—	—	—	304	—
Loss before income taxes and minority interests in operations of consolidated subsidiary	(1,341)	(19,597)	(17,263)	(16,449)	(6,326)
Provision for income taxes	—	—	—	(1,600)	—
Loss before minority interests in operations of consolidated subsidiary	(1,341)	(19,597)	(17,263)	(18,049)	(6,326)
Minority interests in operations of consolidated subsidiary	—	—	—	(650)	2,745
Net loss from continuing operations	$(1,341)	$(19,597)	$(17,263)	$(18,699)	$(3,581)
Basic and diluted net loss from continuing operations per common share	$(0.10)	$(1.56)	$(1.36)	$(1.55)	$(0.36)

Weighted-average shares used in the calculation of basic and diluted net loss from continuing operations per common share	13,346	12,565	12,707	12,060	10,016

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 9, 2005

Liquidity and Capital Resources, page 21

2.	Tell us the nature of the $4.0 million settlement with a major customer, for which the Company recorded a non-recurring gain of $1.9 million in the quarter ending September 30, 2004. We note your description of this transaction in your form 8-K, filed November 4, 2004. Disclose in your form 10-Q for the period ended December 31, 2004 additional detail regarding the transaction.

The $4.0 million settlement related to amounts due under a contract with Shoreline Communications Inc., a communications service provider in the island nation of Tonga. The Company designed and installed a voice and data telecommunications and television broadcast network using a combination of satellite systems, terrestrial television and GSM cellular systems and local wireless communications technology. In addition, the Company provided Shoreline Communications with the information technology infrastructure necessary to provide Internet access from the United States Internet backbone to Tonga using satellites. The total value of the contract was approximately $13.5 million.

The customer had been unable to keep current on its payments due to substantial delays in receiving outside financing and substantial uncertainty had arisen regarding the collectibility of these amounts. The Company worked closely with the customer since that time in an effort to recover the related funds and secure the Company's ability to recover the balance of the amounts coming due under the contract, which had not yet been completed. As a result, the Company recorded a $4.5 million charge in its fourth quarter in the year ended June 30, 2003. The charge included a $1.5 million allowance for bad debt expense, included in general and administrative expenses, related to outstanding receivables for services completed. The remaining $3.0 million related to costs incurred to date in order to complete the contract, which was included in costs from ground segment systems, networks and enterprise solutions.

The customer ultimately closed its financing arrangements and both parties agreed in July 2004 on a settlement in the amount of $4.0 million. Although the Company entered into the settlement agreement in the first quarter ended September 30, 2004, the actual reversals of the previous charges were recorded as payments were received based on the continued uncertainty related to this customer. These reversals resulted in a $1.9 million gain recorded in the first quarter ended September 30, 2004 and a $0.5 million gain in the second quarter ended December 31, 2004. These reversals resulted in a $0.9 million cost recovery to costs from ground segment systems, networks and enterprise solutions and a $1.5 million bad debt recovery included in general and administrative expenses, both of which reversed a portion of the previous charge. The remaining $1.6 million balance of the settlement settled an additional $1.2 million account receivable due to the Company, which was not subject to the charge, and covered $0.4 million in anticipated amounts to complete the contract.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 9, 2005

The Company will add a note to its consolidated financial statements in the Form 10-Q for the quarter ended December 31, 2004 as follows to summarize the transaction described in detail above:

"5. Settlement Agreement

The Company reached a $4.0 million settlement in July 2004 relating to amounts due under a contract with a major customer. The Company had recorded a $4.5 million charge in the fourth quarter of the year ended June 30, 2003 of which $1.5 million and $3.0 million was included in general and administrative expenses and costs from ground segment systems, networks, and enterprise solutions, respectively. This settlement resulted in a $0.9 million cost recovery to costs from ground segment systems, networks and enterprise solutions and a $1.5 million bad debt recovery included in general and administrative expenses, both of which reversed a portion of the previous charge. The balance of $1.6 million related to a $1.2 million account receivable due to the Company, which was not subject to the charge, and covered $0.4 million in costs to complete the contract."

Restricted Cash, page F-2

3.	Revise your disclosures to include a description of your restricted cash balance. Refer to Rule 5-02 of Regulation S-X.

In future filings the Company will revise its disclosures in the note to its consolidated financial statements covering significant accounting policies to include the following description of restricted cash:

"Restricted Cash

Restricted cash includes certificates of deposit used as cash collateral for bid proposals and contract performance guarantees."

Goodwill, page F-9 and Note 6, page F-10

4.	Specifically describe in your goodwill policy the manner in which your conduct annual impairment testing. For example, explain that the first step in the process is to identify potential goodwill impairment by comparing the estimated fair value of the reporting unit to its carrying amount. The second step measures the amount of the impairment based on a comparison of 'implied fair value' of goodwill with its carrying amount.

In future filings the Company will revise its disclosure in the notes to its consolidated financial statements to include the following description of the annual impairment testing for goodwill and other intangible assets:

"Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of businesses over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 9, 2005

Assets, goodwill and other indefinite life intangible assets are no longer amortized, but instead tested for impairment at least annually. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit's goodwill to its implied fair value (i.e., fair value of the reporting unit less the fair value of the unit's assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment."

Pension Plan, page F-13

5.	In your disclosure regarding the Company's 401(k) plan, you note the plan allows for a matching contribution equal to the discretionary percentage of the participating employee, not to exceed 4% of the employee's compensation. In the year ended June 30, 2004, the Company contributed $0 to the plan. In accordance with FAS 132R, paragraph 11, revise your disclosure to include a description of the nature of this significant change to the Company's plan contributions.

In future filings the Company will revise its disclosure in the note to its consolidated financial statements covering its pension plan to include a description of the nature of the change to the Company's plan contributions in accordance with FAS 132R as follows (for your convenience, we have underlined the additional language):

"10. Pension Plan

The Company maintains a 401(k) plan, which covers substantially all employees of the Company. Participants may elect to contribute from 1% to 75% of their pre-tax compensation, subject to elective deferral limitations under Section 403 of the Internal Revenue Code. The plan allows for a matching contribution equal to the discretionary percentage of a participating employee not to exceed 4% of their compensation by the Company. The Company contributed approximately $0, $460,000 and $470,000 to the 401(k) plan during the years ended June 30, 2004, 2003 and 2002, respectively. The Board of Directors did not authorize a matching contribution for the year ended June 30, 2004 as part of the Company's cost cutting initiatives. In addition, the plan also provides for discretionary profit sharing contributions by the Company. There were no discretionary profit sharing contributions made by the Company during the years ended June 30, 2004, 2003 and 2002."

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Securities and Exchange Commission
February 9, 2005

Allowance for Doubtful Accounts, page F-17

6.	Revise your disclosure in MD&A to include the reasoning for the decline in the allowance balance. Specifically, provide additional analysis on the factors which caused this fluctuation in comparison to the previous estimates. Refer to http://www.sec.gov/rules/33-8350.htm for Commission guidance regarding Critical Accounting Estimates.

In future filings the Company will revise its disclosures in MD&A to include the following description of significant changes for the current period in the allowance for doubtful accounts (for your convenience, we have underlined the additional language):

"Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We assess the customer's ability to pay based on a number of factors, including our past transaction history with the customer and the creditworthiness of the customer. An assessment of the inherent risks in conducting our business with foreign customers is also made since a significant portion of our revenues is international. Management specifically analyzes accounts receivable, historical bad debts, customer concentrations, customer creditworthiness and current economic trends. If the financial condition of our customers were to deteriorate in the future, resulting in an impairment of their ability to make payments, additional allowances may be required.

The allowance for doubtful accounts at December 31, 2004 and June 30, 2004 was $1.1 million and $2.6 million, respectively. The decrease in the allowance of approximately $1.5 million primarily relates to a bad debt recovery related to a settlement reached with a major customer in July 2004."

*    *    *    *    *

Thank you very much for your prompt attention to our responses set forth above. If you or any other member of the Staff has any further questions or comments concerning these responses, please call either Richard Gilden (212-715-9486) or the undersigned (212-715-7803) of Kramer Levin Naftalis & Frankel LLP.

Sincerely,
/s/ Stephanie G. Dinkes

Stephanie G. Dinkes

cc:	Dave Walz Andrew C. Melfi Richard Gilden